

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Robert W. Walker
President and Chief Executive Officer
Premier Financial Bancorp Inc.
2883 Fifth Avenue
Huntington, WV 25702

Re: Premier Financial Bancorp Inc.
Registration Statement on Form S-4
Filed July 17, 2018
File No. 333-226204

Dear Mr. Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Division of Corporation Finance
Office of Financial Services